Contact

www.linkedin.com/in/briannamclark (LinkedIn)

Top Skills

Operations Management
Objectives and Key Results (OKRs)
OKR

Honors-Awards

Presidential Scholar Recipient
Lore Master, 2016

Brianna Clark

COO + Co-founder at UnVale
Nashville, Tennessee, United States

Summary

Hey there! I'm Bri, the COO and co-founder of UnVale. We're building a platform for young creatives to host their original art, writing, and stories, with the ultimate goal of them creating amazing comics, graphic novels, books, and video games to share with the world. We provide them with a supportive community, organization tools, and the motivation needed to stick with their creative pursuits, along with an environment that reflects the values they hold dear, like not supporting generative AI, disallowing NFTs, and fostering an safe space for marginalized youth.

After spending nearly a decade in the gaming industry, I'm building UnVale to be the diverse, equitable start-up I'd been longing to be apart of for so long. Our team is at least 50% neurodivergent, queer, or POC, and we pride ourselves on our inclusive working style.

Experience

UnVale
Co-founder, COO
January 2022 - Present (2 years 6 months)
Remote

LIV
VP of Operations
June 2020 - August 2021 (1 year 3 months)
Remote

Fandom
Product Operations Lead
January 2019 - May 2020 (1 year 5 months)
Huntsville, Alabama Area

Twitch
Product Manager

March 2018 - January 2019 (11 months)
Huntsville, Alabama Area

Curse
Product Manager
March 2015 - March 2018 (3 years 1 month)
Huntsville, Alabama Area

Education

Middle Tennessee State University

Bachelor of Science (B.S.), Textiles, Merchandising, & Design · (2009 - 2013)